[LETTERHEAD OF RED GIANT ENTERTAINMENT, INC.]


                                 April 12, 2013

Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549

Re: Red Giant Entertainment, Inc. (formerly Castmor Resources Ltd) Form 8-K [Amendment Number 2]
     Filed June 18, 2012
     File No. 001-34039

Dear Mr. Dobbie:

This is in reference to Red Giant Entertainment, Inc. (formerly Castmor Resources Ltd) and that certain letter of July 13, 2012 addressed to us and the request by the Securities and Exchange Commission that the registrant respond to those comments.

As you are aware, the Staff had reviewed our Form 8-K initially filed on June 18, 2012. On November 6, 2012 we filed an amendment to the Form 8-K (Amendment Number 1). The Staff has not reviewed this Form 8-K/A file in response to these comments and indicated that the amendment may still be defective in (i) that certain requested financial statements were not included, (ii) that we did not file a letter indicating the changes that were made, and (iii) that the filed copy was not marked by our EDGAR filer to reflected the changes from the original to facilitate the Staff's review of the Form 8-K/A. This current filing addresses the Staff's comments.

To facilitate your review of the filing, we have repeated and numbered your questions followed by the responsive language to the comment. As is indicated in our response to number 1, we are separately submitting by email, a marked copy of the Form 8-K to facilitate the review of all of the changes.

Securities and Exchange Commission
Mr. Dobbie
April 12, 2013
Page 2


Please be informed as follows:

1. Please significantly revise the Form 8-K to present a realistic picture of your business as it is today by clarifying the anticipatory nature of your proposed operations. Currently, you appear to substitute "plans" for a description of your actuality. You may include a description of your aspirations but they should be accompanied both by a factual description of your current state and the steps necessary to achieve your aspirations in terms of effort, additional financial resources and time.

     We have completely revised the Form 8-K to what we believe is a realistic portrayal of our Company and business we have attempted to provide an accurate and not misleading description of our goals and objectives, with only factual related aspirations. We are or we will be separately submitting by email, a marked copy of the Form 8-K to facilitate the review of the changes.

2. Please revise throughout to clarify that Mr. Powell is your sole officer, director and employee. We note references throughout your filing to your officers, your management team and employees. For example, on page 6, you reference editorial staff, including an editor-in-chief, a proofreader, a production manager, an art director and a publisher.

     We have revised the Form 8-K to clearly reflect that Benny Powell was the sole officer, director and employee. [Subsequent filings do reflect the changes in this disclosure.]

     Risk Factor 6 on page 19 emphasizes the risk of a then sole officer and director.

Securities and Exchange Commission
Mr. Dobbie
April 12, 2013
Page 3


Cover Page

Special Note Regarding Forward Looking Statements

3. Please revise to remove the reference to the safe harbor provision of the Private Securities Litigation Reform Act of 1995 here and throughout as the safe harbor does not apply to forward-looking statements made with respect to the business or operations of an issuer that issues penny stock. We also note that you include the forward looking statements disclaimer three times. Please eliminate any unnecessary redundancy.

     We have revised the special note regarding forward-looking statements and have clearly indicated that the safe harbor provisions of said Act do not apply to an issuer that issues penny stock and we have removed the reference to the safe harbor provisions and removed the related unnecessary redundancy.

     The special note reads in full as follows:

     "This Amended Current Report on Form 8-K contains forward-looking statements. All statements other than statements of historical fact are "forward-looking statements." Any statements that are not statements of historical fact (including but not limited to statements containing the words "will," "believes," "plans," "anticipates," "expects," "look forward", "estimates" and similar expressions) should be considered to be forward-looking statements and the safe harbor provisions of said Act do not apply to an issuer that issues penny stock. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors including, among others, competition, market demand, technological change, strategic relationships, recent acquisitions, international operations and general economic conditions. We do not assume any obligation to update any forward-looking statements. [Emphasis added.]"

4. Please revise to remove the statement here and throughout that your disclosure discusses "some of the risks and uncertainties that can affect [you]"

Securities and Exchange Commission
Mr. Dobbie
April 12, 2013
Page 4


and clarify that your disclosure discusses all of the material risks known to you.

     We have removed and revised the disclosure, as requested, See also response to 3 above.

Item 1.01, page 1

5. Please clarify if you both entered into and closed the Share Exchange Agreement with Red Giant Entertainment, Inc. on June 11, 2012. It is not clear whether you entered into and also completed the Share Exchange on June 11, 2012 or subsequent thereto. Also, please file as an exhibit to the Form 8-K, a copy of the Share Exchange Agreement.

     We have disclosed that on June 6, 2012, Castmor Resources Ltd., a Nevada corporation entered into and completed a transaction contemplated by a Share Exchange Agreement (the "Share Exchange Agreement") with Red Giant Entertainment Inc., a Florida corporation ("RGE") and Benny Powell (sometimes "Powell"), who owned 100% of the issued and outstanding shares in RGE.

     The Date of the Report for the earliest event reported relates to entering into the Share Exchange Agreement. Item 1.01 on page 3 has the June 6 date, Item
2.02 on page 4 has this date, reference to this date is in Item 3.02 on page 4 and the beneficial ownership of the stock on page 6 is as of June 6, and the overview section in Item 5.6 refers to this date.

     Share Exchange Agreement of June 6, 2012 was filed and incorporated therein by reference to Amendment Number 1 for the Form 8-K, filed November 6, 2012. It has again been incorporated by reference into Amendment Number 2 as Exhibit 10.1

6. Also, under the heading of Security Ownership of Certain Beneficial Owners and Management on page 25, we note that Mr. Benny Powell, the owner of Red Giant Entertainment, Inc., held 40 million shares of common stock of the company just prior to and just after the acquisition. Please expand to clarify the fact, if
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Securities and Exchange Commission
Mr. Dobbie
April 12, 2013
Page 5


true, that Mr. Powell held five million shares of common stock in Red Giant Entertainment, Inc. just prior to the merger and that he received the 40 million shares of Castmor Resources Ltd. in exchange for his shares.

     As is indicated in subsequent filings, in addition to the 240,000,000 (40,000,000 pre-split) shares of common stock acquired by Mr. Powell pursuant to the Share Exchange Agreement described hereinabove, Mr. Powell acquired 11,860,00 shares of common stock in private transactions with other shareholders.

7. We note your reference on page 3 to an Acquisition of Assets section in Item
5.01 of your Form 8-K. However, we are unable to locate such section. Similarly, we note your reference on pages 15 and 31 to a Recent Sales of Unregistered Securities section in Item 5.01. We are unable to locate this section. Please revise accordingly.

     We have revised and corrected as requested. Please be informed that Item
5.01 appears on page 5 of this Form 8-K/A and Item 3.02 on page 4 refers to the unregistered sales of our securities.

RGE Company Overview, page 4

8. Please discuss the importance to the business of all patents, trademarks, intellectual property and licenses held. In this regard, we note your disclosure in Note 6 on page F-9 of Exhibit 10.2.

     We have discussed the importance of patents, trademarks, intellectual property and licenses in the filing. Your attention is directed to an entire section on page 9 and the reliance on intellectual properties permeates this Form 8-K/A.

9. Please discuss the specific types of revenues you have generated to date.

Securities and Exchange Commission
Mr. Dobbie
April 12, 2013
Page 6


     We have disclosed that Castmor had not realized any revenues from operations prior to the date of our agreement on page 4, and that our total revenue from inception is $91,972 on page 12. In the Management's Discussion and Analysis of Financial Condition and Results of Operations, on page 11, we further disclose the revenues by period. As disclosed on page 11, the acquired entity is a newly formed entity and we have had revenues of only $91,972 since inception.

10. Please revise to disclose here your revenue and net income for the most recent fiscal year and interim stub. In addition, please revise to disclose that your independent auditor's report expresses substantial doubt about your ability to continue as a going concern.

     See response to 9 above and Management's Discussion and Analysis of Financial Condition and Results of Operations, on page 11.

     We have also disclosed on page 17, as part of our Risk Factor 3, that our auditor in its report on our financial statements, our auditors expressed an opinion that there is substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments that may result from the outcome of this uncertainty.

     As disclosed on page 11, we are a newly formed entity and we have had revenues of only $91,972 since inception. Our continuation as a going concern is dependent upon including our ability to raise additional capital and to generate positive cash flows.

     We added on page 13 that he financial statements included in our filings have been prepared in conformity with generally accepted accounting principles that contemplate the continuance of our Company as a going concern. We further added on the bottom of page 13, that management may use borrowings and security sales to mitigate the effects of its cash position; however, no assurance can be given that debt or equity financing, if and when required, will be available. We

Securities and Exchange Commission
Mr. Dobbie
April 12, 2013
Page 7


disclose that the financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and classification of liabilities that might be necessary should we be unable to continue existence.

11. Please revise to disclose here your monthly "burn rate" and the amount of time your present capital will last at this rate. In addition, please revise to disclose the amount of capital needed to accomplish your business goals and whether you currently have any plans to raise such funds.

     We have disclosed on page 7 that we have not established a timeline to reflect the anticipated plan of operations and we have not established any anticipated operational milestones and added a Risk Factor 2 on page 16 relating to this risk. Further Risk Factors discuss need to secure financing and the limited working capital. See Risk Factors 3 and 4 on page 17.

12. Please revise to clarify what you mean by "transmedia propagation" in the first sentence in this section on page 4.

     This reference has been deleted.

13. Please revise to clarify whether you own the forty online and print graphic properties that you reference on page 4. In addition, please revise to provide additional disclosure regarding your plans to develop these properties into other media, including, if possible, a timeline and budget. Please also include a more detailed discussion of what these properties are.

     On page 7, we now disclose that we are an intellectual property development company that intends to develop content for itself and for use on the internet and on various multiple media platforms. We have eliminate the reference to the forty on line properties in that our intellectual properties consist of internally developed graphic novel artwork and it may be misleading to individually number the properties in the event we combine them within themselves. The cost of our internal generated properties was $29,250 and the
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Securities and Exchange Commission
Mr. Dobbie
April 12, 2013
Page 8


method of calculation is disclosed on page 7. We disclose on page 7 that we have not established a timeline to reflect the anticipated plan of operations and we have not established any anticipated operational milestones. We also have a Risk Factor 2, on page 16 that indicates that we have not established a timeline to reflect the anticipated plan of operations, we have not established an anticipated operational milestone, and we face the challenge of successfully implementing our business plan without an established timeline that reflects operational milestones.

14. Please provide the basis for your statement on page 4 that the readership of these publications is "in the millions globally," your statement on page 4 that your online publications have "page views in the tens of millions," your statement on page 8 that "[your] own reach extends to over 52 million readers annually" and all similar statements regarding your audience and sales.

     We have deleted this reference although the statistics are available from Google Analytics as supplemented by our internal server.

15. Please revise to clarify what you mean by "cornerstone content provider" in the second paragraph of this section on page 4.

     We have deleted the reference to cornerstone provider.

16. Please revise the second sentence in the second paragraph of this section on page 4 to state as a belief and please provide the basis for your statement that the referenced web portal is the "largest online web portal to comic books" and that you are the "cornerstone content provider" for this website.

     We have changed the disclosures, now appearing on page 8, to address Electronic Book Distribution. We have disclosed our relationship with Keenspot.com to host the internet web versions of our projects and the digital

Securities and Exchange Commission
Mr. Dobbie
April 12, 2013
Page 9


application and mobile media distribution channels. We are informed and believe that Keenspot.com currently has comic properties which include a network of more than four dozen Keenspot - exclusive - web comic sites, in addition to the user-generated comics site ComicGenesis.com, which hosts over 10,000 independent web comics. Google Analytics support the proposition that the Keenspot sites have over 2 million unique visitors monthly. They also produce animated shorts under the Keentoons label which are distributed internationally.

17. Please revise to clarify what you mean by the "creative talent and staff are not new names to the industry" by providing qualitative and quantitative information regarding the experience of your staff. In addition, your disclosure regarding your "creative talent and staff" seems to contradict your disclosure on page 10 that you "currently do not have any employees." Please revise accordingly.

     This disclosure has been completely revised to reflect that we retain freelance artists and writers who generally are paid on a per-page basis. This is included in the new section on page 7 which is labeled and addresses the Creative and Production Process.

18. Please revise to replace the words "upper echelon" and "fan favorites" as these terms are subjective.

     These words have been deleted in connection with the rewrite and rearrangement of the contents of the Form 8-K/A.

19. Please revise to clarify what you mean by "at 1 million throughout a network." In addition, please revise to clarify that there is no guaranty that attempting to target a different audience demographic will "increase [the] overall scope of reach and breadth of audiences."

     The quoted section and related words have been deleted in connection with the rewrite and rearrangement of the contents of the Form 8-K/A. O page 7, we indicate that the digital distribution of content provides an opportunity to

Securities and Exchange Commission
Mr. Dobbie
April 12, 2013
Page 10


reach a wider and more diverse audience for original stories and for the creation of modern myths provides the audience an interactive entertainment experience and also serves as a platform for advertising and merchandise.

20. If you have a website, please disclose.

     We have disclosed on page 7 that we have a website and our website is www.redgiantentertainment.com. The contents of the website are not made a part of this filing and we consider it to be a website under development.

Industry History, page 4

21. Please provide the basis or sources for the information disclosed in this section.

     Although completely revised in the Form 8-K/A, the source of the information previously disclosed is from the footnotes supporting a Wikipedia article on the subject.

22. Please revise the second sentence in the second to the last paragraph of this section to state as a belief and remove the words "hungry for."

     This has been removed.

23. Please revise the first sentence in the last paragraph of this section to state as a belief.

     We have removed this sentence and carefully addressed our so-called "belief" disclosures throughout the Form 8-K/A.

24. Please revise to remove the reference to "super-heroes" in the last sentence in the last paragraph of this section. In addition, please revise the last sentence in the last paragraph to state as a belief and revise to clarify that there is no guaranty that you will be able to create a resurgence in comic book readership.

Securities and Exchange Commission
Mr. Dobbie
April 12, 2013
Page 11


     This has been removed.

Products and Services, page 5

25. Please revise to identify the "groundwork that has already begun," including a timeline and budget for your plans. In addition, please revise to clarify what you mean by "proof of concept" and provide quantitative information to clarify what you mean by "has long been established."

     We have added a section on page 7 as an introduction to subsequent disclosures to reflect that we intend to initially engage in three areas of distribution, initially licensing, and thereafter, in direct production to the mass market retail book reader, to those who collect books and to those who read using the internet as a source of product. Our products and services may also be adapted for video games and application entertainment.

Mass Market Book Distribution, page 5

26. Please revise to clarify how frequently you intend to publish your four main titles.

     We have added, commencing on page 8, various sections which address and disclose the publishing (posting on the internet) and distribution of our product(s).

Electronic Book Distribution, page 6

27. Please revise to remove your disclosure on page 6 that "the print book distribution accomplishes this beautifully" as this description is subjective.

     This subject assertion has been removed.

28. Please revise to remove the statement on page 6 that "a current proven business model is the use of the Internet and other electronic media to disseminate content on a global scale" as this statement is subjective and does not help investors understand your business plans.

Securities and Exchange Commission
Mr. Dobbie
April 12, 2013
Page 12


     This has been removed.

29. Please revise to describe the material terms of your partnership with Keenspot.com. In addition, please file your agreement with Keenspot.com as an exhibit to your Form 8-K pursuant to Item 601 of Regulation S-K or tell us why this is not required.

     On page 8, we have corrected the disclosure to reflect that we have a strategic relationship with Keenspot.com to host the internet web versions of various projects as well as handle the digital application and mobile media distribution channels as well. Keenspot.com currently has comic properties which includes a network of more than four dozen Keenspot - exclusive - webcomic sites, in addition to the user-generated comics site ComicGenesis.com, which hosts over 10,000 independent webcomics. Keenspot sites have over 2 million unique visitors monthly. They also produces animated shorts under the Keentoons label which are distributed internationally by ThunderSquid to mobile phone carriers worldwide including Verizon V-CAST (U.S.) and O2 (U.K.). The relationship is oral.

30. Please revise to provide the basis for your statement on page 6 that ConicGenuis.com is "the #1 user-generated comics site" and your statement that "Keenspot sites welcome more than 2 million unique visitors monthly." In addition, please revise to clarify that there is no guaranty that your partnership with Keenspot.com will help you reach your goal of generating viewers.

     Although we are generating unique visitors, predicated upon the lack of compete data from Google Analytics, we have appropriate revised our assertions to merely making reference to the number of known visitors to the site on a monthly basis from available Google Analytics data.

31. Please revise to revise to clarify what you mean by "major" and "the ancillary monetization has been proven to be substantial" and whether you are describing your business or your industry in general. In addition, please revise
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Securities and Exchange Commission
Mr. Dobbie
April 12, 2013
Page 13


to remove the words "heavy-hitters (of which we will be one)" on page 6 as this appears to be marketing language.

     This has been removed.

32. We note your disclosure in the second to last paragraph of this section that "the heavy-hitters (of which will be one) are currently generating six-to-seven figure revenue for each of their top titles." Please revise to provide the basis for this statement. In addition, please revise to clarify that there is no guaranty that you will generate any revenue from Web projects in the future.

     This has been removed.

Production, page 7

33. Please revise to clarify what you mean by "mid-tier publishers" and by "our talent" in paragraph 1 of this section. In addition, please revise to clarify whether you currently have contracts with "[your] talent" and, if you do, please revise to describe the material terms of such contracts.

     Please see response to number 17 above (and related comments) and the full and new disclosures commencing on page 7 relating to our business.

34. We note your disclosure on page 7 in paragraph 1 of this section that "[a]ny new product development will [be] done in conjunction with Red Giant Media." Please revise to disclose here you relationship with Red Giant Media.

     This has been removed.

35. Please revise to clarify what you mean by "when ,,sales? books enter the equation" in paragraph 2 on page 7.

     This has been removed.

Securities and Exchange Commission
Mr. Dobbie
April 12, 2013
Page 14


36. We note your disclosure regarding the costs of shipping and printing in paragraph 2.a and 2.b on page 7. Please advise as to whether these costs reflect your current costs or if these costs are anticipatory of the costs you expect to have in the future. To the extent that these costs are anticipatory, please revise to clarify.

     The overall presentation, to include, but not limited to the complete distribution discussion, eliminates the references to cost and discloses the areas that we will be required to make payments to others (talent, etc.).

Marketing Plan, Page 7

37. Please provide us with a copy of the data used throughout your Form 8-K for statistics and conclusions regarding your industry. For example, you state in your first paragraph in your Marketing Plan section on page 7 that "[a]11 of this research has the same conclusion, comic books have never been more popular, yet strangely the books themselves are selling less than ever before," in the second paragraph in your Marketing Plan section on page 7 that "now more than ever before attention is focused on the American comic book industry," and in the last paragraph on the Readership Profile section on page 8 that comic books reach "an audience of over 30 million each month." In addition, please revise to clarify that all the conclusions discussed in your Marketing Plan and Marketing Trends sections are your beliefs.

     The revisions to the Form 8-K remove the statistics and conclusions obtained from others, to include, Google Analytics and our internal server.

Readership Profile, page 8

38. Please revise your statement in the first sentence of this paragraph that "[c]omics produced by Red Giant Entertainment deliver quality entertainment" to include a statement that is not subjective. Finally, please provide the basis for your projection of the size of the comic book industry and state the year in which the comic book industry is projected to reach that size.

Securities and Exchange Commission
Mr. Dobbie
April 12, 2013
Page 15


     We have attempted to carefully address the fact that we are an intellectual property development company for the comic book industry and other related multiple media platforms that are delivered in printed material or distributed over the internet. As more fully disclosed throughout the revised Form 8-K/A, the Company believes that the digital distribution of content provides an audience for original stories and for the possible creation of modern myths applicable to interactive entertainment experience. If people view the content, visitors to the websites are exposed to the advertisers to include the seller of merchandise.

39. Please revise to clarify what you mean by "covering the entire comic book industry of genres" and "new, untouched areas" in the first paragraph of this section. In addition, please provide the basis for your statement on page 8 that "[your] comics appeal to fans of all ages, genders and ethnic backgrounds." Alternatively, please revise to remove this statement.

     This has been removed.

40. Please revise the third, fourth, fifth, sixth and seventh sentences in the first paragraph of this section and the last two sentences in the second paragraph of this section to state as a beliefs and provide the basis for such beliefs. In addition, please remove the words "as no other company can" from the third sentence in the first paragraph and the words "appealing to everyone" in the first sentence in the second paragraph of this section.

     This has been removed.

Securities and Exchange Commission
Mr. Dobbie
April 12, 2013
Page 16


Competition, page 8

41. Please provide support that all of your competitors operate in the manner described in this section.

     We have added an expanded and detailed section on Competition on page 9.

42. Please provide the basis for your disclosure in the first two sentences of this section and the last sentence in the third paragraph regarding the 100% guaranty.

     We have revised our disclosures accordingly in the completely revised Form 8-K/A. The original basis for the assertion was that fact that the viewer to the website does not pay to view.

43. Please revise to clarify what you mean by your disclosure that you have "access" to over 3,500 retailers "across the country." For example, disclose whether these retailers currently sell your products.

     This disclosure has been removed as the retailers may be the unique visitors to the content on the websites.

44. We note your disclosure that you plan to have over 6,500 outlets in major entertainment stores and bookstores. Please revise to clarify what you mean by "outlets" and provide a timeline for your plan to establish such outlets. In addition, please revise to clarify what you mean by "major neighborhood" in the last paragraph on page 8. Also provide the basis for your statement regarding the number of screens that movies open with or remove this statement.

     This has been removed.

45. Please revise to clarify what you mean by utilizing your books "as "incentives" for their services" in the first paragraph on page 9.

Securities and Exchange Commission
Mr. Dobbie
April 12, 2013
Page 17


     This has been removed. The original disclosure was intended to address the fact that free internet comic books may result in new devotees to comic books and visit to the comic book retailer - potential sales.

46. Please revise to remove the word "unprecedented" from the second paragraph on page 9 or explain your basis for this statement. Also revise to clarify what you mean by your "new approach to comic books."

47. Please revise the second sentence and the second to last sentence in the second paragraph on page 9 to state as beliefs. Also replace the words "true stars of this show" from the last sentence in the second paragraph on page 9 to better explain what you mean.

     This has been removed.

48. Please revise to clarify what you mean by your disclosure on page 9 that you are at a four million base.

     Reference to the base has been removed.

49. Please revise your chart on page 9 so that investors that are not in your industry will be able to understand the significance of the data. For example, please revise to define the term CPM. In addition, it appears that you provide the chart so that investors can compare your advertising rates with those of your competitors. However, your disclosure that your average CPM will be roughly $33 does not appear to allow for a useful comparison to the chart.

     This has been removed.

Properties, page 10

50. We note your reference to your leased properties on pages 18 and 20. Please revise to discuss such properties and leases here.

Securities and Exchange Commission
Mr. Dobbie
April 12, 2013
Page 18


Management's Discussion and Analysis of Financial Condition and Results of operations, page 11

Results of Operations, page 12

51. Please revise the first paragraph discussion to discuss separately, your sales, cost of sales, and gross profit for the periods presented. In this regard, we note your current discussion of net sales actually represents the amount of your gross profit. You may choose, however, to provide a discussion of sales and gross profit. Please revise.

     Commencing on page 11, we believe that we have revised the section to properly respond to your comment.

52. Refer to the third paragraph. Please clarify that your cash provided by financing activities during the period was from cash contributions from your shareholders, if true. In addition, we note the amount disclosed as cash in bank does not agree with the amount shown in the interim balance sheet. Please ensure consistency of all amounts and disclosures.

     Commencing on page 11, we believe that we have revised the section to properly respond to your comment.

Liquidity and Capital Resources, page 12

53. Refer to the second paragraph. Please clarify, if true, that no cash has been provided by, or used in, investing activities during the most recent fiscal year and subsequent interim period. Your current disclosure refers to financing activities, for which we note you have had cash activities as shown in the statements of cash flows.

     Commencing on page 12, we believe that we have revised the section to properly respond to your comment.

54. Refer to the fifth paragraph. As you have no debt shown in your balance sheet, nor any borrowings or repayments shown in your statements of cash flows,

Securities and Exchange Commission
Mr. Dobbie
April 12, 2013
Page 19


please revise the second sentence to delete that you have historically met your capital requirements through borrowings, or explain to us how these borrowings are reflected in the financial statements.

     We believe that we have appropriately revised and corrected this disclosure.

55. We note your disclosure on page 13 regarding your "mineral properties." This disclosure appears to contradict your disclosure on page 10 where the only property you disclose is your office. Similarly, we note your disclosure on page 18 that "the economic situation could have an impact on the properties leased and controlled by the company in that it may be impossible to secure additional capital to finance development of the properties" and your disclosure on page 20 that "[you] are solely dependent on the expertise of [your] management to conduct comprehensive exploration and to evaluate the economic viability of your leased properties." Please revise to address these inconsistent references to your prior business plan and your existing properties and operations.

     These errors and inconsistencies have been corrected (by removal) and by the complete revision of the Form 8-K/A.

Recently Issued Accounting Pronouncements, page 15

56. Please clarify the last two paragraphs to refer to ASU 2010-17, issued in April 2010 and ASU No. 2010-06, issued in January 2010. Your current disclosures reflect issuances of these ASU?s in 2011 rather than 2010. Please also revise disclosures in Note 1 to the December 31, 2011 audited financial statements.

     This typographical error has been corrected.

Item 3.02, page 16

57. We note your disclosure that, on June 11, 2012, you issued 40,000,000 shares of your common stock to Red Giant Entertainment Inc. and that they own a

Securities and Exchange Commission
Mr. Dobbie
April 12, 2013
Page 20


controlling interest in CASL. However, based on your disclosure on page 26 it appears that you issued the shares of common stock to Mr. Powell in exchange for the outstanding shares of Red Giant Entertainment Inc. Please reconcile the inconsistency.

     Please be informed that effective as of June 6, 2012, pursuant to the terms of the Share Exchange Agreement described in Items 1.01, 2.01 and 5.01 of the Form 8-K/A, we issued 40,000,000 shares of our common stock to Benny Powell, the sole shareholder of Red Giant Entertainment, in exchange for all of the issued and outstanding capital stock owned by him. This inconsistency, we believe, has been address throughout the Form 8-K/A.

Item 5.01, page 16

58. Please revise to disclose any related party transactions pursuant to Item 404 of Regulation S-K. In this regard we note your disclosure in Note 3 on page F-9 of Exhibit 10.2.

     We have added a section, on page 23, called Certain Relationships and Related Transactions and provided the disclosures therein.

59. Please revise to describe your securities pursuant to Item 202 of Regulation S-K.

     We have added details concerning our securities, commencing on page 24.

Risk Factors, page 16

Risks Related to Our Company, page 18

60. Please revise to include a risk factor that addresses the risk that, because your sole officer and director will determine his salary and perquisites, funds may not be available for net income.
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Securities and Exchange Commission
Mr. Dobbie
April 12, 2013
Page 21


     On pages 17 and 18, we have added risk factors 7 and 8 to address the control of Powell.

61. Please revise to include a risk factor that addresses the effects that the added costs of being a public company could have on your business and include an estimate of such costs.

     On page 19, we have added risk factors 11, 12 and 13 that indicate that Powell has no experience related to public company management and as a result, we may be unable to manage our public reporting requirements; we will incur professional fees in connection with being a reporting company under the Securities Exchange Act of 1934; and our failure to comply with the internal control evaluation and certification requirements of Section 404 of Sarbanes-Oxley Act could harm our operations and our ability to comply with our periodic reporting obligations.

The market price of our common stock is volatile, page 22

62. Please revise to remove the fourth bullet point regarding out-sourced contracting companies for exploration services as this does not appear to be related to your business.

     This has been deleted.

No assurance of a liquid public market for securities, page 24

63. We note your disclosure that your shares of common stock are "currently eligible for quotation on the OTC Bulletin Board and the Pink Sheets." This seems to contradict your disclosure on page 30 that your shares are quoted on the OTC Bulletin Board. Please revise accordingly.

     We have corrected this to reflect that our common stock was listed on the OTC Bulletin Board of the National Association of Securities Dealers ("NASD") on March 4, 2008 then under the symbol "CASL."

     On page 24, we have revised the disclosure to reflect that our was listed on the OTC Bulletin Board of the National Association of Securities Dealers on

Securities and Exchange Commission
Mr. Dobbie
April 12, 2013
Page 22


March 4, 2008 under the then symbol "CASL" and there is a very limited sporadic trading market for our common stock at present and there has been no established trading market to date.

Security Ownership of Certain Beneficial Owners and Management, page 25

64. Based on its ownership prior to the consummation of the Share Exchange Agreement, it appears that Ophion Management Ltd. would be a greater than 5% owner of your common stock after the transaction. Please add them to the table or confirm that they no longer own 10,080,000 shares of your common stock.

     Please be informed that Ophion Management Ltd. no longer owns over 5% of our the issued and outstanding common stock

65. Please revise to remove the words "to the best of our knowledge" on page 26 as it is inappropriate to limit or qualify the disclosure in this section. We note that you are responsible for the disclosure in this filing. Similarly, please revise to remove the words "to our knowledge" on page 27.

     This has been removed.

Directors and Executive Officers, page 26

66. Please revise to briefly describe the business experience during the past five years of Mr. Powell pursuant to Item 401(e)(1) of Regulation S-K and any other directorships held, including any other directorships held during the past five years, by Mr. Powell pursuant to Item 401(e)(2) of Regulation S-K.

Audit Committee and Financial Expert, page 28

67. Please revise to substantiate your statement regarding the "financial experience of our officers" on page 28.

     Our then sole officer had no substantial financial experience and the reference has been removed.

Securities and Exchange Commission
Mr. Dobbie
April 12, 2013
Page 23


Exhibit 10.2

December 31, 2011 Audited Financial Statements

Statements of Assets, Liabilities and Members` Equity, page F-3

68. Please give consideration to renaming the fixed assets heading to instead reflect intangible assets with respect to your intellectual property. Also, refer to Note 6. Please revise your financial statements to value the intellectual property contributed by the Member to the company at the Member's historical cost basis, as it appears you have instead valued the artwork using fair value treatment. Refer to Staff Accounting Bulletin Topic 5G for guidance. Further, in Note 6, please disclose the amount of contributions during fiscal year 2011 that are cash versus non cash.

     We believed that the incorporated by reference financial statements now address and respond to your comments.

Note 1. Summary of Significant Accounting Principles, page F-6

Revenue Recognition

69. We note you generate revenues from advertising, publishing, and creative services.

     Please tell us, and consider separately disclosing, the amount of publishing revenue, if material, from that of advertising and creative services on the face of the statements of income. Also, tell us, and consider separately disclosing the amount of cost of goods sold for each of these revenue sources. In this regard, please provide a distinction between sales of products versus those of services. We may have further comments upon review of your response.

     We believed that the incorporated by reference financial statements now address and respond to your comments.

70. For the Keenspot revenue recognition discussion, please expand to describe what is meant by "earned on a net 90 basis." Also please describe the
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Securities and Exchange Commission
Mr. Dobbie
April 12, 2013
Page 24


measurement basis of cost per thousand. In this regard, disclose whether such represents a revenue rate per verified impressions.

     We believed that the incorporated by reference financial statements now address and respond to your comments.

Exhibit 10.3

May 31, 2012 Unaudited Interim Financial Statements

71. In addition to the following, please revise the interim financial statements and notes to reflect comments issued on the December 31, 2011 audited financial statements, as applicable.

     We believed that the incorporated by reference financial statements now address and respond to your comments.

Note 1. Summary of Significant Accounting Principles, page F-4

72. Please expand the opening paragraph to disclose whether the interim financial statements include all adjustments that, in the opinion of management, have been made in order to make the financial statements not misleading.

     We believed that the incorporated by reference financial statements now address and respond to your comments.

We have or will separately file our written statement from Benny Powell acknowledging that:

     * the company is responsible for the adequacy and accuracy of the disclosure in the filing;

     * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Securities and Exchange Commission
Mr. Dobbie
April 12, 2013
Page 25


     * the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

In addition, we understand that your review process is to assist us in compliance with the applicable disclosure requirements and to enhance the overall disclosures in our filings - we would like to think that the Form 8-K/A now has the appropriate proper disclosures.

If you have any questions, or if you desire any additional information, amendments or supplemental information, please do not hesitate to telephone me.

Sincerely,

RED GIANT ENTERTAINMENT, INC.


By /s/ Benny Powell
   -----------------------------------
   Benny Powell